INTE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51667

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____07/01/19____ AND ENDING ____6/30/20____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

  INTE Securities LLC

OFFICIAL USE ONLY
————————
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____7000 West Palmetto Park Road____
(No. and Street)

Boca Raton   FL   33433
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum   (212) 897-1694
                                                     (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____YSL & Associates LLC____
(Name - if individual, state last, first, middle name)

11 Broadway, Suite 700   New York   NY   10004
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

  [X] Certified Public Accountant

  [ ] Public Accountant

  [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

INTE SECURITIES LLC

Index
June 30, 2020

___

This report ** contains (check all applicable boxes):

[x]   Independent Auditors' Report.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[x]   Footnotes.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Members' Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
            under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
            Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
            Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
            Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
            Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
            Condition With Respect to Methods of Consolidation.
[x]   An Affirmation.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
            the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 exemption
[ ]   Rule 15c3-3 Exemption Report

___

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*







AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to INTE Securities LLC for the year ended June 30, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Fredric Obsbaum
Signature

General Securities Principal
Title

Subscribed and sworn
to before me

08/24/2020

Joscelyn Vega-Garcia

JOSCELYN VEGA-GARCIA
NOTARY PUBLIC OF NEW JERSEY
Commission # 50110071
My Commission Expires 8/5/2024



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
INTE Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of INTE Securities LLC (the "Company") as of June 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of June 30, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as INTE Securities LLC's auditor since 2015.

New York, NY

August 21, 2020

INTE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
June 30, 2020

ASSETS

Cash	$ 270,589
Fees receivable	3,428,880
Prepaid expenses	76,808
Other assets	775
TOTAL ASSETS	**$ 3,777,052**

LIABILITIES AND EQUITY

Liabilities

Subordinated liabilities	$ 2,864,045
Accounts payable, accrued expenses and other liabilities	69,589
Total liabilities	2,933,634

Equity

Members' equity	843,418
TOTAL LIABILITIES AND EQUITY	**$ 3,777,052**

The accompanying notes are an integral part of this statement of financial condition.

1. Nature of Operations

INTE Securities LLC ("INTE") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of private placements and related advisory and investment banking activities. The Company is also approved to operate in Canada under the International Dealer Exemption in the provinces of British Columbia, Ontario and Quebec.

2. Summary of Significant Accounting Policies

Basis of Presentation

This statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Revenue

Revenues from commissions are billed and recognized when private placements are completed and commissions are earned and collectible. Advisory fees are recognized based on the terms of the contracts and are recorded when the services are rendered. The company recognizes revenues from management fees and performance fees as earned based on the contractual agreement and that collectability is reasonably assured. Investment banking revenue is recognized when the fees are earned and collectible.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided a tax provision for federal income taxes. The Company is subject to the New York City Unincorporated Business Tax and California LLC filing fee. The Company is on a calendar year for tax reporting purposes

At June 30, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Fees Receivable

Fees receivable are stated at cost less an allowance for doubtful accounts, if any, and represents fees management expects to collect based on each contract. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for doubtful accounts, based on past history, collections, and current credit conditions. Accounts are written-off as uncollectible once the Company has exhausted its collection means. As of June 30, 2020, there was no allowance for doubtful accounts.

2 Summary of Significant Accounting Policies (continued)

Subordinated Liabilities

Commissions are payable to the salespersons only when the related receivables are collected. In addition, any liabilities to salespersons in this regard are subordinated to the claims of general creditors yet they are not considered part of regulatory capital. At June 30, 2020, INTE owed $2,864,045 of subordinated liabilities to salespersons.

3. Net Capital Requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2020, the Company's net capital was $228,060 which was $218,705 in excess of its computed minimum requirement of $9,355.

4. Rule 15c3-3

The Company does not hold customer funds or securities; therefore, it has no obligation under SEC Rule 15c3-3 to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

5. Income Taxes

The tax provision for the fiscal year ended June 30, 2020 was composed of New York City Unincorporated Business Tax of $8,920 and California Income Tax of $9,980.

6. Concentrations

Cash

The Company maintains its cash balance in one financial institution. Management does not believe that there is any risk with respect to its cash.

Major Revenue Producers

During the year ended June 30, 2020, approximately $10,212,600 or 79.6% of the Company's revenues were generated by five separate groups of registered representatives. One of the groups accounted for 25.3% of the total revenues.

7. Related Party Transactions

Integrated Management Solutions USA LLC ("IMS"), is an affiliate under common control that provides office space and other expenses to the Company.

During the year ended June 30, 2020, INTE lent $125,000 to a related party of which $75,000 has been repaid. The remaining $50,000 was converted to prepaid expense.

Since there are significant related party transactions, the results of operations are not necessarily the same as they might have been had such transactions been with unrelated parties.

8. Members' Equity

There were four class members that were entitled to all of the proportionate share of the net income derived from business opportunities that they referred to the Company. During the year ended June 30, 2020, $4,109,194 was distributed to those members and is reflected in the statement of changes in equity.

9. COVID–19

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.